Exhibit (c) (4)  PowerPoint Presentation.

The following PowerPoint presentation about Zhongchai Machinery, Inc. was prepared in January 2010 for use in early 2010 at investor presentations.

The financial data contained in the PowerPoint presentation was not used by The Mentor Group in the analysis of Zhongchai Machinery, Inc.

The statement included in the PowerPoint presentation concerning the objective of Zhongchai Machinery, Inc. seeking listing of the Common Stock on NASDAQ was made as of the date of the presentation.  The statements reflecting the possible application of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply in the case of this filing.

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